

July 25, 2011

Via E-mail
David S. Haffner, President and Chief Executive Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

> **Re:** **Leggett & Platt, Incorporated**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2011**
> **File No. 001-07845**

Dear Mr. Haffner:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via Email
John G. Moore, Senior Vice President, Chief Legal & HR Officer and Secretary
Leggett & Platt, Incorporated